January 09, 2012

COPPER NORTH APPOINTS
VICE PRESIDENT SUSTAINABILITY AND ENVIRONMENTAL AFFAIRS

Vancouver, British Columbia – Copper North Mining Corp. ("Copper North" or the "Company") (TSXV: COL) is pleased to announce the appointment of Mr. Doug Ramsey as the Company’s new Vice President, Sustainability and Environmental Affairs.

Mr. Ramsey’s 30 years of experience in environmental assessment and permitting include:
-	Leading the Environmental Assessment, Permitting and Natural Resources Group for Wardrop, A Tetra Tech Company

-	Extensive environmental project experience for a number of mining companies including Barrick Gold, Xstrata Copper, Victoria Gold, and Northern Dynasty

-	Serving as Environmental Impact Assessment Technical Director and Manager for SEACOR Environmental, Manitoba

-	Acting as Senior Environmental Scientist for Morrow Environmental Consultants

Mr. Ramsey will manage all environmental and permitting activities for the Company. In addition, Mr. Ramsey will be responsible for the development of co-operation agreements with First Nations; lead environmental studies in support of regulatory applications and technical reporting; and maintain positive relations with government, regulators, agencies and other stakeholders. Mr. Ramsey’s primary focus will be on advancing the Carmacks Copper Project located in the Yukon, Canada, which is permitted for construction but requires a Water Use Licence in order to commence development.

“Mr. Ramsey’s extensive experience and senior leadership in environmental permitting will be essential as we continue to actively pursue the successful permitting of the Carmacks Copper Project” said Dr. Sally Eyre, President and Chief Executive Officer of Copper North. “Further, the appointment of Mr. Ramsey will ensure that Copper North continues to implement sustainable and best environmental practices at both its Carmacks Copper and Redstone Projects”.

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The Company has authorized the issuance of 175,000 stock options to Mr. Ramsey. These options have a five year term from the date of grant and an exercise price of $0.27 per common share. Mr. Ramsey will commence his employment with Copper North on February 1, 2012.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally L. Eyre”

Dr. Sally L. Eyre
President, CEO and Director

For Further Information:
Sally Eyre, President & CEO
Peter Oates, Manager, Investor Relations

Tel:	604.638.2505
Email:	info@coppernorthmining.com
Web:	www.coppernorthmining.com

This news release includes certain "forward-looking statements" There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable. Forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied in such forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.